Exhibit 2.1

MEMORANDUM

OF

MUTUAL AGREEMENT TO AMEND

CERTAIN SALARY CONTINUATION AGREEMENTS

This Memorandum of Mutual Agreement to Amend Certain Salary Continuation Agreements is entered into by First National Bank of Northern California (hereafter referred to as “Employer”) and Jim Black, Anthony Clifford, Dave Curtis, and Randy Brugioni (collectively hereafter referred to as “Participant(s)”) as of December 18, 2015.

Whereas, Employer and each Participant previously entered into the First National Bank of Northern California Salary Continuation Agreement (hereafter referred to as “Agreement”) at various dates, including amendments to include the requisite provisions of Section 409A of the Internal Revenue Code of 1986, as amended;

Whereas, Employer and Participant have determined that the provisions of that Agreement do not provide the anticipated salary continuation benefits payable to the Participant(s) under the Agreement; and

Whereas, Employer and Participant(s) have reached certain agreements for amending the provisions of the Agreement;

Therefore, Employer and Participant want to memorialize those agreements for amending or restating the Agreement. Those agreed upon amendments shall include the following:

A.	Section 2.5 (Change of Control Benefit) shall be eliminated.

B.	Section 4.2 (Excess Parachute Payment) shall be amended to provide that should any benefit paid to Participant under the amended Agreement be construed as an excess parachute payment with respect to any event occurring prior to December 31, 2017, then Employer will reimburse Participant for any excise tax assessed under Section 280G of the Internal Revenue Code. Such reimbursement will include a gross up for income taxes payable by Participant on the excise tax reimbursement. This paragraph shall be null and void with respect to any event occurring after December 31, 2017.

C.	As of December 31, 2015, the accrued benefit liability on Employer’s books will vest with each Participant.

D.	The balance of the Participants’ salary continuation benefit will accrue and vest monthly over a three (3) year period beginning January 1, 2015. Accordingly, each Participant will be vested fully in his salary continuation benefit by December 31, 2017. The monthly accrual/vesting schedule will become an exhibit to the amended Agreement.

E.	If a Participant voluntarily separates from service with the Bank, he or she would be entitled to a benefit equal to the amount accrued and vested as of the date of separation from service.

F.	If a Participant is involuntarily separated from service, he/she would vest 100% in his or her full retirement benefit.

G.	The amended Agreement will provide elections under which Participants may elect the date on which benefit payments would begin; the payment period over which the payments shall be paid; the frequency of payments (i.e. monthly, quarterly, etc.); and the amount of each periodic payment. Additionally, at least one year prior to the date that a Participant’s benefit payments are to begin, he/she would be able to make an election to defer payment of his/her benefit payments to a later date.

H.	The other provisions in the Agreement as to payment of benefits under other payment events (such as disability or death) will remain substantially the same, but will be amended to conform vesting and payments to the above terms.

I.	The amended Agreement will include all the requisite Section 409A provisions to make sure that the amended Agreement does not accelerate the taxability of the benefits payments to be made under it.

J.	Since time is of the essence, both Employer and Participant(s) will use their best efforts to execute amended Agreements by January 31, 2016.

This Memorandum of Mutual Agreement to Amend Certain Salary Continuation Agreements only may be amended by the written consent of Employer and Participant(s).

This Memorandum of Mutual Agreement to Amend Certain Salary Continuation Agreements is executed this 18th day of December 2015, by –

First National Bank of Northern California

/s/ Tom McGraw
By: Tom McGraw, Chief Executive Officer

/s/ Jim Black	/s/ Anthony Clifford
Jim Black, Participant	Anthony Clifford, Participant

/s/ Dave Curtis	/s/ Randy Brugioni
Dave Curtis, Participant	Randy Brugioni, Participant